AB K
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08030304

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section

FEB 29 2008

Washington, DC 101

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66577

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
EZE CASTLE TRANSACTION SERVICES LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
12 Farnsworth Street 6th Floor
(No. and Street)

Boston	**MA**	**02210**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Cameron P. Hyzer **(617) 316 1012**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

200 Clarendon Street	**Boston**	**MA**	**02116**
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 31 2008
THOMSON FINANCIAL

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

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OATH OR AFFIRMATION

I, Cameron Hyzer, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of EZE CASTLE SOFTWARE LLC, as of December 31st, 2007, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

SVETLANA PORTNOV
NOTARY PUBLIC, State of New York
No. 01PO6115753
Qualified in Queens County
Commission Expires Sept.13, 20 08

Notary Public

Cameron P. Hyzer, Treasurer

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Supplementary Report of Independent Registered Public Accounting Firm required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Eze Castle Transaction Services LLC
(A Wholly-Owned Subsidiary of Eze Castle Software LLC)
December 31, 2007
With Report of Independent Registered Public Accounting Firm

Eze Castle Transaction Services LLC
(A Wholly-Owned Subsidiary of Eze Castle Software LLC)

Statement of Financial Condition

December 31, 2007

Contents

ERNST & YOUNG

Ernst & Young LLP
200 Clarendon Street
Boston, Massachusetts 02116-5072

Phone: (617) 266-2000
Fax: (617) 266-5843
www.ey.com

Report of Independent Registered Public Accounting Firm

The Member and Board of Managers of
Eze Castle Transaction Services LLC
(A Wholly-Owned Subsidiary of Eze Castle Software LLC)

We have audited the accompanying statement of financial condition of Eze Castle Transaction Services LLC (the "Company") as of December 31, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal controls over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Eze Castle Transaction Services LLC at December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

ERNST & YOUNG LLP

February 22, 2008

Eze Castle Transaction Services LLC
(A Wholly-Owned Subsidiary of Eze Castle Software LLC)

Statement of Financial Condition

December 31, 2007

Assets	
Cash and cash equivalents	$ 2,447,705
Receivable from brokers and dealers and unbilled revenue, net of allowance for doubtful accounts of $344,913	7,321,569
Due from parent	1,025,538
Other	57,774
Total assets	$10,852,586
Liabilities and member's equity	
Accounts payable	$ 100,095
Total liabilities	100,095
Member's equity	10,752,491
Total liabilities and member's equity	$10,852,586

See accompanying notes.

Eze Castle Transaction Services LLC
(A Wholly-Owned Subsidiary of Eze Castle Software LLC)

Notes to Statement of Financial Condition

December 31, 2007

1. Organization and Description of Business

Eze Castle Transaction Services LLC (the "Company") is registered as a broker-dealer under the provisions of the Securities Exchange Act of 1934 and with the Financial Industry Regulatory Authority ("FINRA"). The Company was formed on April 7, 2004 and commenced operations on December 14, 2004. The Company is a wholly-owned subsidiary of Eze Castle Software LLC ("ECS"). The Company is based in Massachusetts and services clients globally.

The Company supplies sell-side brokers with Financial Information eXchange ("FIX") connectivity services for the transmittal and receipt of trading-related messages between the brokers' order management system or other electronic order collection system and the Eze OMS, a software application developed and licensed to buy-side asset managers by ECS. Trading messages are sent through electronic connections whether physical, logical, virtual, or sponsored, and including, but not limited to, connections established for orders, indications of interest, notice of execution, drop copies, and connections staged via a third-party intermediary, between buy-side clients and sell-side brokers.

2. Significant Accounting Policies

Use of Estimates

The preparation of the financial statements, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers demand deposits and money market accounts to be cash and cash equivalents. The carrying amounts of the Company's cash and cash equivalents approximate their fair market value due to their short-term nature.

Accounts Receivable and Allowance for Doubtful Accounts

The Company carries receivables based upon the contractual terms of the underlying customer contract less an allowance for doubtful accounts. The allowance for doubtful accounts is based on the Company's assessment of the collectibility of receivables from brokers and dealers, prepaid purchased research, and other receivables, and is periodically evaluated. The Company considers factors such as historical experience, credit quality, age of balances, and current economic conditions that may affect collectibility in determining the allowance for doubtful accounts.

2. Significant Accounting Policies (continued)

Revenue Recognition

The Company earns its fees from sell-side brokers for facilitating the transmittal and receipt of trading-related messages to and from the brokers' buy-side clients. Revenue is recognized upon transmission or ratably over the period the service is delivered depending on the contractual relationship with the sell-side broker, provided that evidence of the arrangement exists, related fees are fixed or determinable, and collection of the related receivable is reasonably assured. Fees are billed monthly in arrears, but accrued as earned (which are included in unbilled revenue on the Statement of Financial Condition).

Income Taxes

The Company is a single-member limited liability company which is not treated as an entity separate from its owner for federal and state income tax purposes. The Company's owner, ECS, is also a single-member limited liability company which is not treated as an entity separate from its owner, BNY ConvergEx Group, LLC ("ConvergEx"), for federal and state tax purposes. ConvergEx is treated as a partnership for federal and state income tax purposes and as such, is generally not liable for federal and state income taxes as an entity. Consequently, the Company's net income or loss is allocated among the members of the Company's ultimate parent, in accordance with ConvergEx's operating agreement. Therefore, the financial statements do not reflect any amounts pertaining to income taxes.

Recently Issued Accounting Pronouncement

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("SFAS No. 157"). SFAS No. 157 generally requires prospective application as of the beginning of the fiscal year in which the statement is initially applied. The statement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The statement does not require any new fair value measurements. SFAS No. 157 is effective for accounting changes made in fiscal years beginning after November 15, 2007. The adoption of SFAS No. 157 did not have a material effect on the Company's financial position.

3. Related Party Transactions

Under the Intercompany Support Services Agreement, the Company agrees to pay ECS a partnership fee for the support services and related technology rights provided to the Company in order for it to render the FIX connectivity services. The support service fees charged by ECS are calculated based upon a flat fee and the eligible number of FIX connections.

3. Related Party Transactions (continued)

Under the Management Agreement between the Company and ECS, ECS assists the Company by providing it with certain administrative services or goods and, in turn, the Company agrees to pay ECS a monthly management fee to cover such expenses. The management fees charged by ECS are determined through calculated allocations generally based on revenues, dollar value of invoices issued and the number of FIX connections.

Under a standard Connectivity Services Agreement, the Company contracts with ConvergEx Execution Solutions LLC ("CES") and G-Trade Services Ltd. ("G-Trade") to supply revenue-producing services. CES is an affiliated entity controlled by ConvergEx and G-Trade is an affiliate entity managed by ConvergEx. The Company was due $85,005 and $107,481 from CES and G-Trade, respectively, at December 31, 2007 relating to these services.

In 2007, the Company paid dividends to ECS on a quarterly basis. The dividends paid are generally based upon the Company's earnings for the previous quarter. The Company expects to continue declaring and paying dividends to ECS, and on February 21, 2008, the Company declared a dividend of $4,000,000 to be paid on February 25, 2008.

4. Net Capital Requirements

As a registered broker-dealer and member of the FINRA, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined thereunder, of one-fifteenth of aggregate indebtedness, as defined thereunder, or $5,000, whichever is greater. At December 31, 2007, the Company had net capital of $2,304,110 and its net capital requirement was $6,673.

5. Concentration of Credit Risk

The Company may maintain cash and cash equivalents at financial institutions in excess of federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to significant credit risks.

6. Guarantees

FASB Interpretation No. 45 ("FIN 45"), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees or Indebtedness of Others*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FIN 45 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

6. Guarantees (continued)

The Company enters into standard indemnification agreements in the ordinary course of business. Pursuant to these agreements, the Company indemnifies, holds harmless, and agrees to reimburse the indemnified party for certain losses suffered or incurred by the indemnified party, generally the Company's business partners or customers, in connection with certain claims by any third party with respect to the Company's products or services. The term of these indemnification agreements is generally perpetual any time after execution of the agreement. The maximum potential amount of future payments the Company could be required to make under these indemnifications agreements is unlimited. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

END